Exhibit (a)(3)

3200 Highland Avenue
Downers Grove, IL 60515-1223
(630) 737-7900
www.firsthealth.com

November 15, 2004

Dear First Health Option Holder:

      As you are aware, we have entered into a merger agreement with Coventry Health Care, Inc., pursuant to which we will merge into a wholly owned subsidiary of Coventry. In connection with the merger, we are offering to purchase all of First Health’s outstanding options for cash. The price we are offering for all options is equal to the greater of (i) the amount by which $18.75 exceeds the exercise price of the options, if any, or (ii) $1.25, less applicable tax withholdings. The offer applies to all of your options, whether vested or unvested and regardless of exercise price. No options will be purchased unless the conditions to completion of the merger have been satisfied or waived. These and other important terms of the offer are described in the Offer to Purchase that accompanies this letter.

      Enclosed are the following important documents related to our offer:

•	Offer to Purchase

•	Election Form

•	Personnel Option Statement

•	Example of Personnel Option Statement

•	Prepaid return envelope.

      The Offer to Purchase contains detailed information about the offer, including a detailed set of answers to typical questions. Please read the materials carefully because they contain important information about how to tender your options for payment. The deadline for you to tender your options is 10:00 a.m. New York City (Eastern) time, on December 15, 2004, although this deadline may be extended.

      The enclosed Personnel Option Statement lists your individual holdings of options and the cash payment being offered in exchange for your options. If you wish to tender your options after reviewing the Offer to Purchase and related documents, you should complete and sign the enclosed Election Form and hand deliver, mail, or send by facsimile transmission the manually signed Election Form with all other required documents, to First Health Group Corp., 3200 Highland Avenue, Downers Grove, Illinois 60515, attention Kelley Moore, Stock Plan Administrator, telephone: (630) 737-5763, facsimile: (630) 737-2430. If you decide to tender your options, all options must be tendered. For example, if you have multiple option agreements, all of the outstanding options granted with respect to each of these option agreements must be tendered. Partial tenders are not allowed.

      First Health does not make any recommendation as to whether you should tender your options. You must make your own decision based on the terms and conditions of the offer, including the consequences for non-tendering option holders described in the Offer to Purchase.

      First Health has engaged D.F. King & Co., Inc. as information agent to respond to questions and requests for assistance pertaining to this offer. If you have any questions, please contact D.F. King & Co., Inc. at 1-888-628-9011.

Sincerely,

EDWARD L. WRISTEN
President and Chief Executive Officer

Enclosures